UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 28, 2014, Ambit Biosciences Corporation (“Ambit”) and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Charge Acquisition Corp., a wholly-owned subsidiary of Daiichi Sankyo (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Ambit common stock for (a) $15.00 per share in cash, plus (b) one non-transferrable contingent value right for each share of Ambit common stock, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization-related milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Ambit (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Joint Press Release of Ambit and Daiichi Sankyo, dated September 28, 2014.

(ii)	Electronic mail first sent to employees of Ambit on September 28, 2014.

PRESS RELEASE

Daiichi Sankyo to Acquire Ambit Biosciences

Lead Compound, Quizartinib, Will Further Build Daiichi Sankyo Oncology Pipeline

TOKYO, Japan and San Diego, CA (September 28, 2014) - Daiichi Sankyo Company, Ltd. (hereinafter Daiichi Sankyo) (TSE: 4568) and Ambit Biosciences (NASDAQ: AMBI), jointly announced today that they have entered into a definitive merger agreement under which Daiichi Sankyo will acquire all of the outstanding common stock of Ambit Biosciences for $15 per share in cash through a tender offer followed by a merger with a subsidiary of Daiichi Sankyo, or approximately $315 million on a fully diluted basis. In addition to the upfront cash payment, each Ambit Biosciences stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $4.50 for each share they own if certain commercialization related milestones are achieved. The total transaction is valued at up to $410 million on a fully diluted basis.

Ambit Biosciences, a publicly traded, biopharmaceutical company, is focused on the discovery and development of medicines to treat unmet medical needs in oncology, autoimmune and inflammatory diseases by inhibiting enzymes that are important drivers for those diseases. The lead Ambit Biosciences drug candidate, quizartinib, is currently in phase 3 clinical trials among patients with acute myeloid leukemia (AML), who express a genetic mutation in FLT3 and who are refractory to or relapsed after first-line treatment with or without hematopoietic stem cell transplantation (HSCT) consolidation. AML patients with the FLT3 mutation tend to have a poorer prognosis than those whose cancers are FLT3 negative.

“Daiichi Sankyo is the ideal organization to take quizartinib to the next stage of development, and ultimately, to achieve our goal of making it available as quickly as possible to help as many AML patients as possible,” said Michael A. Martino, President and CEO, Ambit Biosciences. “This attractive offer to shareholders, is a testament to the hard work and dedication of the Ambit team to our mission of developing innovative therapies for areas of high unmet medical need.”

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“The acquisition of Ambit Biosciences further builds our presence in oncology to ensure we are delivering on our goal of providing world-class, innovative pharmaceuticals in core areas of unmet medical need,” said Daiichi Sankyo Co., Ltd. President and CEO, Joji Nakayama. “Long-term success in oncology depends upon three pillars: fostering development of our in-house molecules, exploring mutually beneficial partnerships and executing strategic purchases, such as Ambit Biosciences, which follows our acquisitions of U3 Pharma and Plexxikon.”

“Quizartinib will fit seamlessly into our already robust oncology pipeline focused on targeted therapies with the potential for personalizing the treatment of cancer,” said Mahmoud Ghazzi, MD, PhD, Global Head of Development for Daiichi Sankyo. “With the acquisition of Ambit Biosciences, Daiichi Sankyo gains additional opportunities to develop promising treatments for cancer, including the global rights to quizartinib, currently being studied in patients with refractory AML, a very serious condition for which no new therapies have been approved for more than 30 years.”

Ambit Biosciences board of directors has unanimously approved the acquisition.

Closing of the tender offer and merger is subject to certain conditions, including the tender of more than 50 percent of all shares of Ambit Biosciences. Completion of the transaction is also subject to clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act and customary closing conditions. The acquisition is expected to conclude promptly after receipt of HSR clearance and the close of the tender period.

Centerview Partners acted as lead financial advisor to Ambit Biosciences. Leerink Partners LLC also acted as financial advisor to Ambit Biosciences. Cooley LLP acted as legal advisor to Ambit Biosciences. Simpson Thacher & Bartlett LLP acted as legal advisor to Daiichi Sankyo.

About Daiichi Sankyo

Daiichi Sankyo Group is dedicated to the creation and supply of innovative pharmaceutical products to address the diversified, unmet medical needs of patients in both mature and emerging markets. While maintaining its portfolio of marketed pharmaceuticals for hypertension, dyslipidemia and bacterial infections used by patients around the world, the Group has also launched treatments for thrombotic disorders and is building new product franchises. Furthermore, Daiichi Sankyo research and development is focused on bringing forth novel therapies in oncology and cardiovascular-metabolic diseases, including biologics. The Daiichi Sankyo Group has created a “Hybrid Business Model,” to respond to market and customer diversity and optimize growth opportunities across the value chain. For more information, please visit: www.daiichisankyo.com.

The Daiichi Sankyo oncology portfolio continues to grow and currently includes both small molecules and monoclonal antibodies with novel targets in both solid and hematologic cancers.

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About Ambit Biosciences

Ambit is a biopharmaceutical company focused on the discovery, development and commercialization of drugs to treat unmet medical needs in oncology, autoimmune and inflammatory diseases by inhibiting kinases that are important drivers for those diseases. Ambit’s lead drug candidate, quizartinib (AC220), is a once-daily, orally-administered potent and selective, inhibitor of FMS-like tyrosine kinase-3 (FLT3) and is currently in a registrational phase 3 clinical trial, referred to as QUANTUM-R, in patients with relapsed/refractory FLT3-ITD positive, acute myeloid leukemia (AML). Quizartinib is also being studied in newly diagnosed patients in combination with chemotherapy as well as maintenance following a hematopoietic stem cell transplantation (HSCT). In addition to quizartinib, Ambit’s clinical pipeline includes AC410, an oral JAK2 inhibitor, and CEP-32496, a BRAF inhibitor licensed to Teva Pharmaceutical Industries Ltd. Ambit’s preclinical portfolio includes a proprietary CSF1R inhibitor program.

About AML

AML is the most common type of acute leukemia in adults and is projected to account for approximately 36 percent of all new leukemia cases in 2014. AML results in uncontrolled growth and accumulation of malignant white blood cells which fail to function normally and interfere with the production of normal blood cells.

According to the American Cancer Society, approximately 18,860 patients will be newly diagnosed with AML in 2014 in the United States and approximately 10,460 are expected to die of the disease in 2014. AML is generally a disease of older people and the median age of a patient at initial diagnosis is 66 years. The five-year survival rate for all AML patients, irrespective of age and FLT3-ITD status, is 23 percent.

The standard of care for AML has not changed appreciably for decades. Treatment decisions for AML are typically based on the patient’s age (60 years of age being generally referred to as “elderly” and used as a treatment indicator), overall health, cytogenetics and molecular abnormalities such as FLT3-ITD status. These factors determine the aggressiveness of the treatment approach given the high toxicity associated with currently approved treatment options for AML. Importantly, the National Comprehensive Cancer Network recommends participation in clinical trials as a treatment option for all AML patients.

The goal of treatment in AML is to reduce the blasts in the bone marrow to below 5 percent and return the blood cell counts to normal levels. A bone marrow transplant is generally recognized as the only curative treatment option. Typically, patients who are able to achieve a reduction in bone marrow blasts below 5% are more suitable candidates for transplant and have an improved projected outcome.

Important Additional Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Ambit Biosciences common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of

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transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of Ambit Biosciences common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and Ambit Biosciences securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by Ambit Biosciences regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer or by directing such requests to the Daiichi Sankyo Group investor relations at the e-mail address below. The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Ambit Biosciences investor relations at the phone number or e-mail address below.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Daiichi Sankyo and Ambit Biosciences; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction; Ambit Biosciences’ product candidates, including regarding the therapeutic and commercial potential of quizartinib; and any other statements about Daiichi Sankyo or Ambit Biosciences managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Daiichi Sankyo to successfully integrate Ambit Biosciences operations and employees; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; and those additional factors discussed in Ambit Biosciences’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. Daiichi Sankyo and Ambit Biosciences caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Daiichi Sankyo and Ambit Biosciences undertake no obligation to update or revise any of these statements.

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Contacts:

Daiichi Sankyo

Tokyo Media and Investor Relations:

Yasuki Minobe

Daiichi Sankyo Co., Ltd.

minobe.yasuki.eg@daiichisankyo.co.jp

+81-3-6225-1126

US Media Relations:

Kimberly Wix (US)

Daiichi Sankyo, Inc.

kwix@dsi.com

+973 944 2338

Ambit Biosciences

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

Ambit Biosciences Corporation

mgraham@ambitbio.com

858-334-2125

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Employee Email

Subject: Important Message to All Employees

Message to all Employees

I am pleased to announce some exciting and transformational news for Ambit.

We issued a press release earlier today announcing that Ambit has entered into an agreement for the company to be acquired by Daiichi Sankyo Co. Ltd., for $15.00 per share in cash. In addition to the upfront cash payment, each Ambit stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $4.50 for each share they own if certain commercialization related milestones are achieved. The total transaction is valued at up to $410 million.

This transaction has been approved by the Boards of Directors of both companies. Our expectation is to close the transaction later this year, subject to required regulatory approvals and other customary closing conditions.

I want to share with you a little bit about what this means for Ambit, in particular the recognition for our accomplishments and the opportunity to accomplish even more with Daiichi Sankyo’s support.

First, let me give you some background about Daiichi Sankyo and why they were interested in purchasing our company.
Daiichi Sankyo is a global pharmaceutical company with corporate origins in Japan. They provide innovative products and services in more than 50 countries around the world. Key therapeutic areas for Daiichi Sankyo are oncology and cardiovascular and metabolic diseases. The Daiichi Sankyo oncology portfolio continues to grow and currently includes both small molecules and monoclonal antibodies with novel targets in both solid and hematologic cancers.For Daiichi Sankyo quizartinib will slot into its oncology pipeline focused on targeted therapies with the potential for personalizing the treatment of cancer and further building Daiichi Sankyo’s presence in oncology. We have spent a lot of time with Daiichi Sankyo, discussing our strategy and plans for quizartinib, and they fully support them.

Our Company vision, which you see on the wall every time you walk to the kitchen, is to deliver innovative medicines that will improve the quality of life and provide hope for patients and their loved ones. Our mission is centered on the belief that Patients are waiting, and our shared goal, especially with quizartinib, is to make it available to as many patients suffering from AML as possible as soon as possible. I am convinced that Daiichi Sankyo shares our mission, and their willingness to apply their global capabilities and resources increases the probability of achieving it.

To be sure, this would not have been possible without the hard work and dedication of all of you. I am proud of all that we have accomplished together, and look forward to the opportunity to celebrate our accomplishments in the coming weeks.

Although the SEC places certain limits on what we can discuss publicly, there are still a lot of questions we can answer, particularly about how this change will affect you as an employee of the company. We will have an all employee meeting on Monday at 9:00am. We have prepared a FAQ document which we will circulate to each of you after that meeting.

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Top of mind for most of you I’m sure, is what this means for your team and your individual jobs. I want to be clear that there will likely be layoffs due to this transaction. We understand that this creates uncertainty and is unsettling, and we will work with
Daiichi Sankyo to notify any employees that may be affected as soon as is practicable. You may be eligible to receive severance benefits in connection with termination of your employment in accordance with the terms of a new severance plan that has been discussed with Daiichi Sankyo and approved by the board of Ambit. Details of the terms and conditions of the new severance plan will be communicated to you in the coming weeks.

In the meantime, until the transaction closes, Ambit continues as a stand-alone, publicly-traded company, and we simply have to remain focused on our goals and objectives. Patients are still waiting, and they are counting on us to continue to display the high levels of integrity, commitment and professionalism that have made me proud to work with you.

As a final matter, this news will generate much attention from the press and investment community. It is very important that if you receive any inquiries from media or investors, you please immediately refer them to Marcy.

Best regards,

Michael A. Martino

President & CEO

Ambit Biosciences

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

The email communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Ambit stock. Daiichi Sankyo has not commenced the tender offer for shares of Ambit stock described in this announcement. Upon commencement of the tender offer, Daiichi Sankyo will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Ambit will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations departments of Ambit at the email addresses included below.

Ambit Biosciences Corporation:

Public Relations Contact:

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

mgraham@ambitbio.com

858-334-2125

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